Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended.

Filed by:	Standard Commercial Corporation
Subject Company:	Standard Commercial Corporation
Exchange Act File Number of Subject Company:	001-09875

[THE FOLLOWING IS THE TEXT OF A LETTER FROM STANDARD COMMERCIAL CORPORATION TO

ITS CUSTOMERS REGARDING THE COMPANY’S NAME AND LOGO AFTER THE MERGER AND

SENT ON MARCH 2, 2005]

Standard Commercial Corporation Standard Commercial Corporation 2201 Miller Road P.O. Box 450 Wilson, NC 27894-0450	Tel: 252-291-5507

The coming together of DIMON and Standard Commercial allows us to build upon each company’s tangible strengths and resources. Our company name and our logo will clearly be important symbols of those strengths. Polls of employees from both companies favored creating a new profile for the new company, with a new culture that both employee groups could migrate into.

We have chosen Alliance One International as the name for the new company. The name was chosen following a thorough review of a lengthy list of possible names provided by the advertising agencies of each company. The name Alliance One corresponded best with the strategic goals of the new company. Alliance One also proved to be the strongest name when tested against other names, including DimonStandard, among employees of both companies.

“Alliance” describes a company that is professional, financially stable, responsive, innovative and future focused. By adding “One” to the name, we convey these strengths as unified within one organization.

Alliance One reflects our unquestioned professionalism and responsible business ethics that are the foundation of our relationships with you. In addition, the composite knowledge of our employees in the combined company will be unequaled, enabling us to take advantage of local knowledge on a global basis. Alliance One has the financial strength and stability that will allow further investment in the regions, facilities, products, and services important to you. The result will assure that we’re competitive at all levels of our business, especially customer service. Alliance One’s joint global resources enable us to be responsive to your needs while maximizing innovation and value-added services, such as advanced IT capabilities, new product development, and global agronomic and product integrity programs.

The logo design of Alliance One follows a similar strategic path and builds on our combined strengths. The “A” clearly refers to the alliance of the two companies. Indirectly, it says we have the best of both companies and are even better positioned to meet your needs. The arc through the “A” is reminiscent of a globe and is purposely open-ended to depict the limitless horizons of the future. The arc through the “A” is balanced over the words Alliance One to signify the partnership we have with our customers. Lastly, the colors were selected based on their ability to reinforce the message and make our branding activities distinctive.

The name Alliance One and its graphic representation are intended to symbolize the customer-focused culture we will create when we merge two great competitors to form one great alliance. The creation of our new name and logo is a first step in shaping our new company’s brand. Until close, we will operate under our current name. We are excited about our future and all the possibility it holds, and hope you are, too.

In connection with the proposed merger of DIMON and Standard Commercial Corporation, the parties have filed a joint proxy statement/prospectus and other relevant documents concerning the merger with the U.S. Securities and Exchange Commission. SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Interested parties may obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about DIMON and Standard Commercial without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Standard Commercial Corporation, 2201 Miller Road, Post Office Box 450, Wilson, North Carolina, 27893-0450, Attention: Investor Relations, (252) 291-5507. The respective directors and executive officers of DIMON and Standard Commercial and other persons may be deemed to be “participants” in the solicitation of proxies in respect of the proposed merger. Information regarding Standard’s directors and executive officers is available in its proxy statement filed with the SEC on June 23, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC.